FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

4Q 2017 Earnings Report

Santander

- Section 1 Key consolidated data 1
- Section 2 Summary of results 2
- Section 3 YTD results by reporting segment 5
- Section 4 Loans, funding and capital 7
- Section 5 Analysis of quarterly income statement 11
- Section 6 Credit risk ratings 22
- Section 7 Share performance 23
- Annex 1 Balance Sheet 24
- Annex 2 YTD Income Statements 25
- Annex 3 Quarterly Income Statements 26
- Annex 4 Quarterly evolution of main ratios and other information 27

CONTACT INFORMATION
Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19 Santiago, Chile
Tel: (562) 2320-8284
Email: irelations@santander.cl
Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Dec’17	Dec’16	% Change
Total assets	35,804,279	37,006,645	(3.2%)
Gross customer loans	27,725,914	27,206,431	1.9%
Customer deposits	19,682,111	20,691,024	(4.9%)
Customer funds	24,739,003	25,717,092	(3.8%)
Total shareholders’ equity	3,066,180	2,868,706	6.9%

Income Statement (Ch$mn)	12M17	12M16	% Change
Net interest income	1,326,691	1,281,366	3.5%
Net operating profit before provisions for loan losses	1,822,669	1,694,447	7.6%
Provision for loan losses	(299,205)	(343,286)	(12.8%)
Op expenses excluding impairment and other op. exp.	(704,893)	(686,905)	2.6%
Income before tax	720,876	581,836	23.9%
Net income attributable to equity holders of the Bank	564,815	472,351	19.6%

Profitability and efficiency	12M17	12M16	Change bp
Net interest margin (NIM) [1]	4.4%	4.5%	-3
Efficiency ratio[2]	40.8%	42.7%	-186
Return on avg. equity	19.2%	17.1%	218
Return on avg. assets	1.6%	1.3%	25
Core Capital ratio	11.0%	10.5%	45
BIS ratio	13.9%	13.4%	48
Return on RWA	2.1%	1.8%	30

Asset quality ratios (%)	Dec’17	Dec’16	Change bp
NPL ratio[3]	2.3%	2.1%	21.1
Coverage of NPLs ratio [4]	128.8%	145.4%	(1,663)
Cost of credit[5]	1.1%	1.3%	(21)

Structure (#)	Dec’17	Dec’16	Change (%)
Branches	385	434	(11.3%)
ATMs	926	1,295	(28.5%)
Employees	11,068	11,354	(2.5%)

Market capitalization	Dec’17	Dec’16	Change (%)
Net income per share (Ch$)	3.00	2.51	19.6%
Net income per ADR (US$)	1.94	1.51	29.1%
Stock price (Ch$/per share)	48.19	37.26	29.3%
ADR price (US$ per share)	31.27	21.87	43.0%
Market capitalization (US$mn)	14,732	10,303	43.0%
Shares outstanding (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

Section 2: Summary of results1

Solid results with ROAE of 19.2% for 12M17 driven by strong net contribution from business segments

Net income attributable to shareholders in 12M17 totaled Ch$564,815 million, increasing 19.6%, leading to a 218bp rise in ROAE2 to 19.2% YTD. These positive results were driven by client activities reflected in the 17.0% YoY increase in Net contribution from business segments3. This was led by a 25.1% increase in the net contribution from our Retail Banking segment4, which more than offset the negative effects of lower inflation rate on net interest margins and a higher corporate tax rate.

In the fourth quarter, net income attributable to shareholders totaled Ch$134,678 million (Ch$0.71 per share and US$0.46/ADR), increasing 24.0% YoY and decreasing 1.9% QoQ. The QoQ fall in results was mainly due to lower client treasury income and a higher tax rate. The YoY rise in quarterly results was mainly due to a rise in margins, fees and provision expense, complemented with a tight control of costs. The Bank’s ROAE in the quarter reached 17.8% in 4Q17 compared to 18.8% in 3Q17 and 15.3% in 4Q16.

Retail loans grow 1.8% QoQ. Santander Life launched.

Total loans increased 1.9% YoY and slightly decreased QoQ by 0.1% in 4Q17 with growth mainly coming from high yielding retail banking and the middle market segment. Retail banking loans increased 1.8% QoQ and 3.4% YoY. Loans to individuals increased 1.9% QoQ and 4.3% YoY. Consumer loans increased 1.8% QoQ and 2.5% YoY. Mortgage loans increased 1.8% QoQ and 5.5% YoY.

In the quarter, the Bank launched Santander Life, our new business model for the mass consumer market. This unprecedented initiative represents a new way of relating to the community and customers through a new generation of digital products designed for the mass consumer market that rewards positive credit behavior. This shift back into the mass consumer market responds to two motives. First of all, the improving economic outlook in Chile and second, and most importantly, the technological innovations the Bank has introduced that will now permit it to acquire new clients through a platform that is 100% digital.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2.	ROAE: Return on average equity: annualized net income attributable to shareholders divided by average equity attributable to shareholders. Averages calculated using monthly figures.

3.	Net contribution from business segments is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses – operating expenses.

4.	Retail banking = Individuals + Small and Mid-sized companies (SMEs).

Loans to SMEs increased 1.4% QoQ and decreased 0.1% YoY.  In this segment, the Bank focused on growing the loan book among larger, less riskier SMEs due to risk considerations and also due to the fact that larger SMEs generate higher non-lending revenues. Loans in the Middle-market increased 2.4% QoQ and 5.9% YoY. Gradually, loan volumes are accelerating in this segment as investment and growth increase in the economy. In the quarter, following the presidential elections the peso appreciated significantly resulting in a translation loss on loans denominated in U.S. dollar. Simultaneously, our GCB segment saw a reduction in low yielding interbank loans. For these reasons, loans in the GCB segment fell 21.0% QoQ and 23.0% YoY. As a reminder, more than 90% of income in this segment is generated by non-lending activities.

Improving funding mix and costs

In 2017, the Bank’s funding strategy has been focused on lowering deposits rates in tandem with the lower Central Bank rates, optimizing liquidity levels and improving the funding mix. In 4Q17, as loan growth in GCB decelerated, the Bank further optimized its funding structure by reducing time deposits and increasing non-interest demand deposits. Total deposits decreased 0.9% QoQ with demand deposits increasing 6.8%. The average cost of deposits (time plus demand deposits)5 improved from 2.3% in 2016 to 1.9% in 2017. At the same time, the Bank’s equity increased 6.9% YoY, which also reduced the need for expanding our interest bearing liabilities.

4Q17 NIM rise 40bp YoY to 4.6% despite similar UF inflation levels

Total NIM6 was 4.6% in 4Q17, up 30bp QoQ and 40bp YoY. Notable in the quarter was the 40bp YoY rise in margins, taking into consideration that the UF inflation in both periods was the same. This clearly reflects the Bank’s strong focus on improving the asset and funding mix, as well as lowering funding costs. Client NIMs7 (defined as Client NII divided by average loans, which excludes the impact of inflation and the ALCO’s liquidity portfolio), fell 20bp to 4.8% QoQ and was stable compared to 4Q16. The Bank has managed to maintain client NIMs by enforcing a strict pricing policy on loans and a lower cost of funds.

NIM net of risk8 for 4Q17, was 3.6%, up from 3.3% in 3Q17 and 3.1% in 4Q16. The higher NIMs in the quarter more than offset the higher cost of credit in 4Q17. In 2017, the overall evolution of asset quality was positive despite low economic growth and slightly higher unemployment levels. For 12M17 total provision expense declined 12.8% mainly due to the benefits in risk from the Bank’s shifting loan mix towards middle and high income clients and the downsizing of Santander Banefe. Provision expenses in 4Q17 increased 4.6% QoQ and decreased 12.4% YoY. The cost of credit in 4Q17 reached 1.1% and for 12M17 it was 1.1%, in line with guidance. In the 4Q17, there was some deterioration of asset quality as the positive impact of the changing asset mix was outweighed by the negative impacts of lower economic growth in the year. We expect these trends to be temporary as the economy recovers. The NPL ratio increased slightly to 2.3% in 4Q17 and the impaired loan ratio from 6.4% as of September 2017 to 6.5% as of December 2017. However, the Bank’s Expected loss ratio or Risk index, measured as Loan Loss Allowances (LLA) over total loans remained stable at 2.9% as of December 2017 and the coverage ratio of NPLs reached to 128.8% as of December 2017.

5	Interest expenses paid on deposits divided by the average balance of time and demand deposits.

6.	Annualized Net interest income divided by average interest earning assets.

7	Net interest income from our business segments (Client NII) divided by average loans

8.	Annualized Net interest income minus annualized provisions divided by average interest earning assets.

Greater customer loyalty & satisfaction fuels fee growth Fees from GCB decelerate in the quarter.

In 4Q17, fee income decreased 2.6% QoQ and increased 5.0% YoY. The YoY rise in fees continues to be driven by improvements in client loyalty and satisfaction. Client loyalty continues to rise in retail banking. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 9.5% YoY. Among Mid-income earners, loyal customers increased 2.9% YoY. By products, the biggest contributor to fee income growth was fees from credit cards. In the quarter, higher consumer expenditure triggered a 13.9% QoQ rise in card fees.

The QoQ decline in fees was mainly due to: (i) the decrease in ATM card fees income, as we have been optimizing the ATM network, which negatively affects fee income, but has a positive impact on costs and efficiency (See Operating expenses and Efficiency) and (ii) a reduction in fees from the GCB segment, following a strong first half in investment and transactional banking activities.

Sustained rise in productivity and digitalization. Efficiency ratio at 40.8% in 12M17

The Bank’s efficiency ratio9 reached 40.8% in 12M17 improving from 42.7% in 12M16. In 12M17, the Bank’s operating expenses, excluding impairment and other operating expenses, grew only 2.6%. The relatively low cost growth is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. In 4Q17 Operating expenses grew 1.5% QoQ and 4.4% YoY in 12M17. The QoQ rise in costs was mainly due to higher costs related to marketing and product innovations. During 4Q17, we finished closing all of the Banefe branches and accelerated the pace of openings of our new WorkCafé format, which is significantly more productive than a traditional branch. As of December we had 20 WorkCafé branches compared with 9 in September 2017. In total, in the last twelve months, 11.3% of the Bank’s branch network was closed. At the same time we launched Santander Life and incremented marketing costs to promote this new line of products.

Solid core capital10 ratio of 11.0% as of December 2017.

The Bank’s Core capital ratio reached 11.0% at year-end 2017, 45bp higher than the level at year-end 2016. The total BIS ratio11 reached 13.9% as of December 2017 compared to 13.4% in 2016. Risk weighted assets (RWA) increased 2.5% in 2017 compared to a growth of 6.9% in core shareholders equity.

9.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

10.	Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

11.	BIS ratio: Regulatory capital divided by Risk Weighted Assets.

Summary of Quarterly Results (Ch$ Million)
	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Net interest income	346,501	317,581	316,649	9.4%	9.1%
Net fee and commission income	66,300	68,102	63,137	5.0%	(2.6%)
Total financial transactions, net	18,174	39,441	37,547	(51.6%)	(53.9%)
Provision for loan losses	(76,805)	(72,028)	(87,713)	(12.4%)	6.6%
Operating expenses (excluding Impairment and Other operating expenses)	(182,644)	(178,958)	(178,016)	2.6%	2.1%
Impairment, Other operating income and expenses, net	(4,119)	14,903	(16,009)	—%	(127.6%)
Operating income	167,407	189,041	135,595	23.5%	(11.4%)
Net income attributable to shareholders of the Bank	134,678	137,326	108,633	24.0%	(1.9%)
Net income/share (Ch$)	0.71	0.73	0.65	24.0%	(1.9%)
Net income/ADR (US$)[1]	0.46	0.46	0.39	32.6%	1.6%
Total loans	27,725,914	27,761,585	27,206,431	1.9%	(0.1%)
Deposits	19,682,111	19,862,372	20,691,024	(4.9%)	(0.9%)
Shareholders’ equity	3,066,180	2,971,938	2,868,706	6.9%	3.2%
Net interest margin	4.6%	4.3%	4.2%
Efficiency ratio[2]	42.8%	40.2%	44.3%
Return on equity[3]	17.8%	18.8%	15.3%
NPL / Total loans[4]	2.3%	2.1%	2.1%
Coverage NPLs	128.8%	137.2%	145.8%
Cost of credit[5]	1.1%	1.1%	1.3%
Core Capital ratio[6]	11.0%	10.7%	10.5%
BIS ratio	13.9%	13.6%	13.4%
Branches	385	405	434
ATMs	926	937	1,295
Employees	11,068	11,052	11,354

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

6. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

Section 3: YTD Results by reporting segment

Net contribution from business segments rises 17.0% YoY in 12M17

Year to date results (Ch$ Million)
	Retail Banking[1]	Middle market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	970,332	264,663	100,808	1,335,803
Change YoY	4.2%	8.0%	6.0%	5.1%
Net fee and commission income	206,449	36,280	27,626	270,355
Change YoY	4.9%	17.6%	10.2%	7.0%
Core revenues	1,176,781	300,943	128,434	1,606,157
Change YoY	4.3%	9.1%	6.9%	5.4%
Total financial transactions, net	20,595	13,751	50,714	85,060
Change YoY	(2.6%)	(29.8%)	(9.3%)	(12.0%)
Provision for loan losses	(290,156)	(19,312)	4,008	(305,460)
Change YoY	(9.8%)	(24.4%)	(244.5%)	(12.7%)
Net operating profit from business segments[5]	907,220	295,382	183,156	1,385,758
Change YoY	9.6%	9.5%	5.7%	9.1%
Operating expenses[6]	(534,970)	(91,882)	(62,685)	(689,537)
Change YoY	1.0%	10.2%	16.2%	3.3%
Net contribution from business segments	372,250	203,500	120,471	696,221
Change YoY	25.1%	9.2%	0.9%	15.4%

1. Retail consists of individuals and SMEs with annual sales below Ch$2,000 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.

4. Excludes the results from Corporate Activities.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6. Operating expenses = personnel expenses +administrative expenses + depreciation.

Net contribution from our business segments rose 15.4% YoY in 12M17 compared to the same period of 2016. These results exclude our Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.

In 2017, SME clients were graduated from the retail to the middle-market segment due to their current size; many of these companies entered the Bank as SMEs but finally migrated to the middle-market segment. Also, we improved the classification of income and expenses that were previously classified in Others to our business segments. For comparison purposes, if we were to consider 2016 under the same client-segment allocations as 2017, the net contribution from our business segments rose 17.0%.

The net contribution from Retail banking increased 25.1% YoY. Core revenues (net interest income + fees) increased 4.3% YoY driven by a 4.2% YoY increase in Net interest income. This rise in revenues was furthered leveraged on the 9.8% decrease in provision expenses due to the shift in the loan mix towards the middle-high income segments and larger SMEs. Operating expenses in this segment were controlled, increasing only 1.0% as productivity continued to rise. Net contribution from the Middle-market increased 9.2% YoY in 12M17. Core revenues in this segment grew 9.1%, led by a 8.0% increase in net interest revenue, and a 24.4% decrease in provision for loan losses. This was achieved despite an environment of low loan growth, reflecting this segments focus on non-lending revenues. This was offset by lower financial transactions and lower fee income. Net contribution from GCB rose 0.9% in 12M17. Core revenues increased 6.9% YoY driven by an improvement in interest income (+6.0% YoY) and a 10.2% rise in fees despite a 23.0% decline in loan volumes in this segment. The Bank’s strength in cash management services and financial advisory continued to drive income in this segment.

Section 4: Loans, funding and capital

Loans

Loan growth: the Bank remains focused on profitability. Santander Life launched

Total loans increased 1.9% YoY and slightly decreased QoQ by 0.1% in 4Q17 with growth mainly coming from high yielding retail banking and the middle market segment. In the quarter, following the presidential election, the peso appreciated significantly, resulting in a translation loss on loans denominated in U.S. (approximately 10% of the loan book). Simultaneously, our GCB segment saw a reduction in low yielding interbank loans. For these reasons, loans in the GCB segment fell 21% QoQ and 23.0% YoY. As a reminder, more than 90% of income in this segment is generated by non-lending activities and the net segment contribution of GCB in 2017 was up 0.9% (See Section 3). We expect loan growth to accelerate in 2018, as the speed of economic growth should gain momentum.

   Loans by segment

(Ch$ Million)

	Quarter			Change%
	Dec-17	Sept-17	Dec-16	Dec-17 / 16	Dec-17 / Sep 17
Total loans to individuals[1]	15,408,301	15,116,076	14,774,431	4.3%	1.9%
Consumer loans	4,557,692	4,477,196	4,446,803	2.5%	1.8%
Residential mortgage loans	9,096,895	8,935,539	8,619,356	5.5%	1.8%
SMEs	3,824,868	3,772,564	3,830,505	(0.1)%	1.4%
Retail banking	19,233,169	18,888,640	18,604,936	3.4%	1.8%
Middle-market	6,775,734	6,616,905	6,396,376	5.9%	2.4%
Global Corporate Banking	1,633,796	2,068,780	2,121,513	(23.0%)	(21.0%)
Total loans[2]	27,725,914	27,761,585	27,206,431	1.9%	(0.1%)

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

Loans in the Middle-market increased 2.4% QoQ and 5.9% YoY. Gradually, loan volumes are accelerating in this segment as investment and growth increase in the economy.

Loans to SMEs increased 1.4% QoQ and decreased 0.1% YoY.  In this segment, the Bank focused on growing the loan book among larger, less riskier SMEs due to risk considerations and also due to the fact that larger SMEs generate higher non-lending revenues. This segment continues to generate the highest margins net of risk in the Bank.

Retail banking loans increased 1.8% QoQ and 3.4% YoY. Loans to individuals increased 1.9% QoQ and 4.3% YoY. Consumer loans increased 1.8% QoQ and 2.5% YoY. Mortgage loans increased 1.8% QoQ and 5.5% YoY. Loan growth among middle and high-income earners increased 2.3% QoQ and 5.6% YoY. Meanwhile, in the low end of the consumer market, loans decreased 7.5% QoQ and 24.3% YoY. The Bank completed its process of downsizing Santander Banefe, our division for the mass consumer market (persons with disposable income of less than US$800/month approximately).

In the quarter, the Bank launched Santander Life, our new business model for the mass consumer market. This unprecedented initiative represents a new way of relating to the community and customers through a new generation of digital products designed for the mass consumer market that rewards positive credit behavior. This shift back into the mass consumer market responds to two motives. First of all, the improving economic outlook in Chile and second, and most importantly, the technological innovations the Bank has introduced that will now permit it to acquire new clients through a platform that is 100% digital.

7

The most innovative aspect of Santander Life is the Meritolife Program, the first program in Chile in which a bank rewards clients for positive behavior. As customers meet their  financial obligations on time, they accumulate “Merits” that allow them to access exclusive recognitions such as; more interest-free installments, discounts on interest rates, as well as flexibility for the payment of credit installments, among other benefits. To accumulate these merits, the Meritolife digital program keeps a record of payment history. For example, for paying the monthly total of the Life credit card on time, 500 merits are delivered. These accumulate and, clients can reach different levels. Each level comes with a new benefit for clients.  For example, once a client passes to the second level they can postpone purchases made with their Life Credit Card in three to six interest-free installments. By Level 5 a client will have access to consumer loans with a 40% discount on their initial interest rate. The accumulated merits and everything related to products associated with Life, can be viewed in the Meritolife section through any mobile device, in the Santander App.

The launch of the Life model is the product of the Bank’s technological developments over the last four years.  The first innovation was NEO CRM, our industry leading client relationship management system.  The Bank has continued to innovate in 2017, concentrating on digital banking and especially through our APP. In October of last year, we launched our Digital Onboarding platform, whereby non-clients can become clients through the APP or website in a few minutes. The Bank’s information systems are now linked to various public databases and, therefore, with a few simple questions the Bank can check a new client’s identity, credit history and income level simply using Touch ID technology on a smartphone. The only requirements for application is a monthly disposable income greater than Ch$400,000, and over 6 months of employment history.  These technological developments help to reduce the costs of opening a new account and also assure quick and trustworthy verification of the risk associated with a potential client.

8

Funding and Liquidity

Positive deposit growth in the quarter. Cost of funds continues to improve

   Funding

(Ch$ Million)

	Quarter			Change%
	Dec-17	Sept-17	Dec-16	Dec-17 / 16	Dec-17 / Sep 17
Demand deposits	7,768,166	7,270,501	7,539,315	3.0%	6.8%
Time deposits	11,913,945	12,591,871	13,151,709	(9.4%)	(5.4%)
Total Deposits	19,682,111	19,862,372	20,691,024	(4.9%)	(0.9%)
Mutual Funds brokered[1]	5,056,892	5,524,308	5,026,068	0.6%	(8.5%)
Bonds	7,093,653	6,900,261	7,326,372	(3.2%)	2.8%
Adjusted loans to deposit ratio[2]	100.7%	101.0%	92.1%
LCR [3]	138.3%	122.5%	182.3%
NSFR [4]	109.5%	106.0%	109.0%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean ratios are still under construction.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 2017, the Bank’s funding strategy has been focused on lowering deposits rates in tandem with the lower Central Bank rates, and optimizing liquidity levels. In 4Q17, as the loan growth remained sluggish due to the slower economic environment, we managed our deposit base to control the cost of funding. Total deposits decreased 0.8% QoQ with demand deposits increasing 5.8%. In 12M17 the total average cost of deposits including demand and time deposits, decreased from 2.32% in 12M16 to 1.87% in 12M17.

The Bank also successfully placed a 3 year senior bond for US$ 500 million at a spread of 72 basis points above U.S. Treasury rate and with a coupon of 2.5%, the lowest ever obtained by the Bank in a senior offering abroad in US$.

The Bank’s liquidity levels remains healthy in the quarter. Our LCR ratio reached 138.7% as of December 2017 and the NSFR ratio reached 109.5% in the same period.

9

Shareholders’ equity and regulatory capital

ROAE12 of 19.2% in 12M17. Core Capital ratio at 11.0%.

   Equity

(Ch$ Million)

	Quarter			Change%
	Dec-17	Sept-17	Dec-16	Dec-17 / 16	Dec-17 / Sep 17
Capital	891,303	891,303	891,303	—%	—%
Reserves	1,781,818	1,781,818	1,640,112	8.6%	—%
Valuation adjustment	(2,312)	(2,279)	6,640	(134.8%)	1.4%
Retained Earnings:
Retained earnings prior periods	—	—	—	—%	—%
Income for the period	564,815	430,137	472,351	19.6%	31.3%
Provision for mandatory dividend	(169,444)	(129,041)	(141,700)	19.6%	31.3%
Equity attributable to equity holders of the Bank	3,066,180	2,971,938	2,868,706	6.9%	3.2%
Non-controlling interest	41,883	46,443	29,341	42.7%	(9.8%)
Total Equity	3,108,063	3,018,381	2,898,047	7.2%	3.0%
Quarterly ROAE	17.8%	18.8%	15.3%
YTD ROAE	19.2%	20.0%	17.1%

Shareholders’ equity totaled Ch$3,066,180 million as of December 31, 2017 and grew 6.9% YoY compared to a 2.5% YoY rise in RWA. The Bank’s ROAE in 4Q17 reached 17.8% and 19.2% for the year, in line with guidance and 250 bp higher than in the same period of 2016. The Bank’s Core capital ratio13 reached 11.0% at the end of 4Q17, 50bp higher than the levels as of December 2017 and 30 bp higher than 3Q17. The total BIS ratio14 reached 13.9% as of December 2017.

   Capital Adequacy

(Ch$ Million)

	Quarter			Change%
	Dec-17	Sept-17	Dec-16	Dec-17 / 16	Dec-17 / Sep 17
Tier I (Core Capital)	3,066,180	2,971,938	2,868,706	6.9%	3.2%
Tier II	815,073	814,652	789,001	3.3%	0.1%
Regulatory capital	3,881,253	3,786,590	3,657,707	6.1%	2.5%
Risk weighted assets	27,911,834	27,863,424	27,237,835	2.5%	0.2%
Tier I (Core Capital) ratio	11.0%	10.7%	10.5%
BIS ratio	13.9%	13.6%	13.4%

12.Return on average equity

13. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

14. BIS ratio: Regulatory capital divided by RWA.

10

Section 5: Analysis of quarterly income statement

Net interest income

Total NIM increases to 4.6% in 4Q17 with Client NIMs at 4.8%.

In 4Q17, Net interest income, NII, increased 9.1% QoQ and 9.4% YoY, mainly driven by better inflation in the quarter compared to 3Q17 and greater income from client activity compared to 4Q16. The Net interest margin, NIM increased to 4.6% compared to 4.2% in 4Q16, despite both quarters having similar inflation rates, reflecting stable client margins, a cheaper funding mix and a positive management of the net gap in inflation indexed assets. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income1.

   Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Net interest income from business segments	332,604	336,132	324,823	2.4%	(1.0%)
Non-client net interest income	13,897	(18,551)	(8,175)	—%	—%
Net interest income	346,501	317,581	316,649	9.4%	9.1%
Average interest-earning assets	30,028,486	29,572,180	29,901,910	0.4%	1.5%
Average loans	27,506,354	27,149,550	26,777,264	2.7%	1.3%
Avg. net gap in inflation indexed (UF) instruments[1]	4,078,429	3,603,445	4,719,094	(13.6%)	13.2%
Interest earning asset yield[2]	7.0%	6.2%	7.0%
Cost of funds[3]	2.5%	2.0%	3.3%
Client net interest margin[4]	4.8%	5.0%	4.9%
Net interest margin (NIM) [5]	4.6%	4.3%	4.2%
Quarterly inflation rate[6]	0.5%	-0.03%	0.5%
Central Bank reference rate	2.5%	2.5%	3.5%

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

2. Interest income divided by average interest earning assets.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

4. Annualized Net interest income from business segments divided by average loans.

5. Annualized Net interest income divided by average interest earning assets.

6. Inflation measured as the variation of the Unidad de Fomento in the quarter.

Client NII. In 4Q17, Net interest income from our business segments (Client NII) increased 2.4% YoY and fell 1.0% QoQ. Average loans increased 1.3% QoQ and 2.7% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation and the ALCO’s liquidity portfolio, remained relatively stable at 4.8% in 4Q17 compared to 4Q16. The Bank has managed to maintain client NIMs by strict pricing standards and lower funding costs. During 2017, the Central Bank’s cut the monetary policy rate from 3.5% to 2.5%. The Bank’s liabilities, mainly time deposits, have a shorter duration than assets, so the fall in short-term rates has a positive effect on margins during the year. Simultaneously, the ratio of the Bank’s free funds (non-interest bearing demand deposits plus equity) to interest earning assets increased from 33.2% in 4Q16 and 34.3% in 3Q17 to 34.9% in 4Q17.

1. Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from the available for sale portfolio and the interest expense to fund the Bank’s trading investment portfolio. The interest from the Bank’s financial investments classified as trading are recognized as Financial transactions net.

11

Compared to 3Q17, Client NII fell 1.0%, mainly due to a decline in retail banking. This was mainly due to a decrease in spreads earned over credit cards affected by the increase in purchases at the end of the year, generating fees, but lowering the spread on cards. Fees from cards grew 14% QoQ in 4Q17. A decline in the maximum interest rate also reduced spreads in retail banking.

Non-client NII. The variation Unidad de Fomento (an inflation indexed currency unit or UF) in 4Q17 was 0.5% compared to -0.03% in 3Q17 and 0.5% in 4Q16. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates and vice-versa. In 4Q17 the positive results from non-client net interest income is due to the higher inflation rate in 4Q17 compared to 3Q17 and the management of the Bank’s UF exposure, which increased by 13.2% QoQ.

For 12M17 NIM reached 4.4% compared to 4.5% in 12M16. Despite a 100 bp fall in UF inflation, the positive management of asset and funding mix reduced the impact of a lower inflation rate. Going forward, NIMs should remain at levels between 4.4%-4.6%. For 2018, we are expecting a variation of the UF inflation of 2.7% compared to 1.7% in 2017 with stable short-term interest rates for most of the year. This outlook could change downward if the peso continues to appreciate, which could lower our current inflation outlook.

12

Asset quality and provision for loan losses

Slight rise in NPLs in the quarter. Cost of credit remains at 1.1%

In 2017, the overall evolution of asset quality was positive despite low economic growth and slightly higher unemployment levels. For 12M17 total provision expense declined 12.8% mainly due to the benefits in risk from the Bank’s shifting loan mix towards middle and high income clients and the downsizing of Santander Banefe. In the 4Q17, there was some deterioration of asset quality as the positive impact of the changing asset mix was outweighed by the negative impacts of lower economic growth in the year. We expect these trends to be temporary as the economy recovers. The NPL ratio increased slightly to 2.3% in 4Q17 and the impaired loan ratio from 6.4% as of September 2017 to 6.5% as of December 2017. However, the Bank’s Expected loss ratio or Risk index, measured as Loan Loss Allowances (LLA) over total loans remained stable at 2.9% as of December 2017 and the coverage ratio of NPLs reached to 128.8% as of December 2017.

 Provision for loan losses  (Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16		4Q17 / 3Q17
Gross provisions	(60,978)	(51,746)	(60,675)	0.5%		17.8%
Charge-offs[1]	(36,523)	(42,816)	(46,071)	(20.7%)		(14.7%)
Gross provisions and charge-offs	(97,501)	(94,562)	(106,746)	(8.7%)		3.1%
Loan loss recoveries	20,696	22,534	19,033	8.7%		(8.2%)
Provision for loan losses	(76,805)	(72,028)	(87,713)	(12.4%)		6.6%
Cost of credit[2]	1.1%	1.1%	1.3%	-14	bp	5	bp
Total loans[3]	27,725,914	27,761,585	27,206,431	1.9%		(0.1%)
Total Loan loss allowances (LLAs)	(815,773)	(809,021)	820,311	(0.6%)		0.8%
Non-performing loans[4] (NPLs)	633,461	589,581	564,131	12.3%		7.4%
NPLs consumer loans	103,171	89,190	99,721	3.5%		15.7%
NPLs commercial loans	368,522	344,518	316,838	16.3%		7.0%
NPLs residential mortgage loans	161,768	155,873	147,572	9.6%		3.8%
Impaired loans[5]	1,803,173	1,788,049	1,615,441	11.6%		0.8%
Impaired consumer loans	327,126	327,396	288,584	13.4%		(0.1%)
Impaired commercial loans	1,013,503	1,015,198	929,169	9.1%		(0.2%)
Impaired residential mortgage loans	462,544	445,455	397,688	16.3%		3.8%
Expected loss ratio[6] (LLA / Total loans)	2.9%	2.9%	3.0%
NPL / Total loans	2.3%	2.1%	2.1%
NPL / consumer loans	2.3%	2.0%	2.2%
NPL / commercial loans	2.6%	2.4%	2.3%
NPL / residential mortgage loans	1.8%	1.7%	1.7%
Impaired loans / total loans	6.5%	6.4%	5.9%
Impaired consumer loan ratio	7.2%	7.3%	6.5%
Impaired commercial loan ratio	7.3%	7.2%	6.7%
Impaired mortgage loan ratio	5.1%	5.0%	4.6%
Coverage of NPLs[7]	128.8%	137.2%	145.4%
Coverage of NPLs non-mortgage[8]	158.3%	170.7%	182.3%
Coverage of consumer NPLs	275.0%	315.5%	300.9%
Coverage of commercial NPLs	125.6%	133.3%	144.9%
Coverage of mortgage NPLs	42.7%	43.9%	41.4%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Includes interbank loans.

4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

7. LLA / NPLs.

8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

13

Provision for loan losses decreased 12.4% YoY and increased 6.6% QoQ. The cost of credit in the quarter was 1.1% stable compared to 3Q17 and improving compared to 1.3% in 4Q16. On a QoQ basis, while gross provisions increased and loan loss recoveries slightly decreased, charge-offs were down 14.7% QoQ. As a result of the lower cost of credit, Client NIMs net of risk increased by 20bp and NIMs net of risk by 50bp in 4Q17 compared to 4Q16.

By product provision for loan losses was as follows:

Provision for loan losses

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Consumer loans	(45,880)	(19,972)	(44,454)	3.2%	129.7%
Commercial loans[1]	(25,771)	(40,124)	(41,846)	(38.4%)	(35.8%)
Residential mortgage loans	(5,154)	(11,932)	(1,413)	264.8%	(56.8%)
Provision for loan losses	(76,805)	(72,028)	(87,713)	(12.4%)	6.6%

1. Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans increased in the last quarter of 2017. Compared to 3Q17, this was mainly due to the of updating the provisioning model for loans analyzed on a group basis performed in September 2017. The Bank calibrated its consumer loan provisioning models by incorporating a greater historical depth, including a recession period, thus strengthening the parameters of probability of default and loss given default. Excluding this impact, consumer provision expense increased 16.2% QoQ in 4Q17. This rise was mainly due to an increase in consumer NPLs following a weaker job market in the first half of this year. This has led to an increase in the consumer NPL ratio increasing to 2.3% in 4Q17, with the coverage ratio of consumer loans reaching 275.0%. However by the end of the quarter we saw the impaired consumer loan ratio start to improve, decreasing from 7.3% in 3Q17 to 7.2% in 4Q17, reflecting a stabilization of early default levels.

Provisions for loan losses for commercial loans decreased 35.8% QoQ and 38.4% YoY. Compared to 3Q17, this was mainly due to the of updating the provisioning model for loans analyzed on a group basis performed in September 2017. The Bank calibrated its loan provisioning models for commercial loans analyzed on a group. Excluding this impact, commercial provision expense decreased 17.1% QoQ in 4Q17. The commercial NPL ratio increased to 2.6% in 4Q17 compared to 2.4% in 3Q17 and 2.3% in 4Q16.

14

Provisions for loan losses for residential mortgage loans decreased in the quarter. As was the case with consumer and mortgage loans, the Bank updated its provisioning model for mortgage loans in 3Q17, resulting in higher provisions in that quarter. This explains the 56.8% QoQ fall in provision expense from mortgage loans. The NPL ratio of mortgage loan was increased slightly to 1.8% and the coverage ratio of mortgage NPLs reached 42.7% as of December 2017. As economic growth remained sluggish, especially in the first half of the year, there was some deterioration of the impaired loan ratio that reached 5.1% in 4Q17, 10bp higher QoQ and 50bp higher on a YoY comparison. The Bank also continues to improve the LTV of the mortgage book at origination.

Below is a graph with the evolution of the loan-to-value (LTV) of our mortgage loans of the incoming loans.

15

Net fee and commission income

Greater customer loyalty & satisfaction fueling fee growth

In 4Q17, fee income decreased 2.6% QoQ and increased 5.0% YoY. In retail banking, fees increased 2.7% QoQ and 1.1% YoY. Client loyalty continues to rise in retail banking. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 9.5% YoY. Among Mid-income earners, loyal customers increased 2.9% YoY. By products, the biggest contributors to fee income growth were collection of mortgage related insurance fees, asset management, credit and debit card fees and checking account fees. In the quarter higher consumer expenditure triggered a 13.9% QoQ rise in card fees. This was partially offset by a decrease in ATM fees as we have been optimizing the ATM network, which negatively affects fees, but has a positive impact on costs and efficiency (See Operating expenses and Efficiency.)

 Fee Income by client segment

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Retail banking[1]	51,263	49,924	48,492	5.7%	2.7%
Middle-market	9,017	9,003	7,509	20.1%	0.2%
Global corporate banking	5,523	5,560	6,275	(12.0%)	(0.7%)
Others	497	3,615	861	(42.2%)	(86.2%)
Total	66,300	68,102	63,137	5.0%	(2.6%)

1. Includes fees to individuals and SMEs.

Fees in the Middle-market increased 20.1% YoY, as SME clients were graduated from the retail to the middle-market segment due to their current size; many of these companies entered the bank as SMEs but finally migrated to the middle-market segment. For comparison purposes, if we were to consider these clients in 2016 as they are classified in 2017, middle-market fees would have decreased 3.3% YoY, as this segment is the most sensitive to lower economic growth. In 4Q17 there was a moderate rebound in activity in this segment and fees expanded 0.2% QoQ. As the economy recovers we expect a higher growth rate of fees as customer loyalty has been growing in this segment. Loyal Middle-market and SME clients grew 3.9% YoY. Consequently, retail banking increased 5.7% YoY (or 1.1% based on the same client-segment allocations). Fees in GCB fell 0.7% QoQ after a good 1H17 in investment banking. Fees in this segment are deal driven and, therefore, tend to vary significantly from quarter to quarter. The strength of the Bank in providing value-added non-lending services, such as cash management and financial advisory services, should continue to drive fee income in this segment. Compared to last year, fees in this segment decreased 6.6% (or 12.0% based on the same client-segment allocations). Others also decreased 42.2% YoY, or 114.2% based on the same client-segment allocations, since fees included in this segment were allocated to the other client segments.

16

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

By products, the evolution of fees was as follows:

  Fee Income by product

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Credit, debit & ATM card fees	12,360	10,849	11,676	5.9%	13.9%
Asset management	11,109	11,310	10.149	9.5%	(1.8%)
Insurance brokerage	8,634	8,530	10.367	(16.7%)	1.2%
Guarantees, pledges and other contingent op.	6,916	8,754	8,997	(23.1%)	(21.0%)
Collection fees	9,744	12,187	8,023	21.5%	(20.1%)
Checking accounts	8,207	7,973	7,921	3.6%	2.9%
Brokerage and custody of securities	2,442	2,283	2,053	20.2%	7.0%
Other	6,888	6,216	3,973	73.4%	10.8%
Total fees	66,300	68,102	63,137	5.0%	(2.6%)

17

Total financial transactions, net

Results from Total financial transactions, net was a gain of Ch$18,174 million in 4Q17, a decrease compared to 3Q17 and 3Q16. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

  Total financial transactions, net

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Net income (expense) from financial operations[1]	(50,137)	48,034	(74,850)	(33.0%)	—%
Net foreign exchange gain[2]	68,311	(8,593)	112,397	(39.2%)	—%
Total financial transactions, net	18,174	39,441	37,547	(51.6%)	(53.9%)

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

  Total financial transactions, net by business

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Client treasury services	16,665	20,004	21,104	(21.0%)	(16.7%)
Non client treasury income[1]	1,509	19,436	16,443	(90.8%)	(92.2%)
Total financ. transactions, net	18,174	39,440	37,547	(51.6%)	(53.9%)

1. Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues fell 16.7% QoQ and 21.0% YoY. The movement of client treasury revenue, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products mainly for their hedging needs and market making. In 4Q17, during the election period, the demand for our market making services was weaker than normal.

Non-client treasury reached Ch$1.5 billion in the quarter. The Bank’s fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk. As inflation expectations rebounded in the quarter local medium and long-term real interest rates rose, reducing gains from its available for sale portfolio. The peso appreciated 3.5% QoQ. This also reduced non-client treasury income, since various dollar-denominated expenses such as provisions over dollar denominated loans are hedged. The cost of the hedge is reflected in this line item with no significant impact on the bottom line.

Operating expenses and efficiency

Efficiency ratio improves to 40.8% in 12M17. Sustained rise in productivity

The Bank’s efficiency ratio reached 40.8% in 12M17 compared to 42.7% in the same period of last year. The low growth of costs is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. The success of our on-going digital and branch transformation is also resulting in higher labor productivity. In 4Q17, operating expenses, excluding Impairment and Other operating expenses increased 2.1% QoQ and 2.6% YoY.

  Operating expenses

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16		4Q17 / 3Q17
Personnel salaries and expenses	(102,086)	(100,855)	(101,306)	0.8%		1.2%
Administrative expenses	(58,203)	(59,035)	(57,898)	0.5%		(1.4%)
Depreciation & amortization	(22,355)	(19,068)	(18,812)	18.8%		17.2%
Operating expenses[1]	(182,644)	(178,958)	(178,016)	2.6%		2.1%
Impairment of property, plant and Equipment	—	(5,295)	(139)	—%		—%
Branches	385	405	434	(11.3%)		(4.9%)
Standard	276	261	268	3.0%		5.7%
WorkCafé	20	9	2	900.0%		122.2%
Middle-market centers	7	8	8	(12.5%)		(12.5%)
Select	51	53	53	(3.8%)		(3.8%)
Banefe and other payment centers	31	74	103	(69.9%)		(58.1%)
ATMs	926	937	1,295	(28.5%)		(1.2%)
Employees	11,068	11,052	11,354	(2.5%)		0.1%
Efficiency ratio[2]	42.8%	40.2%	44.3%	+155	bp	-260	bp
YTD Efficiency ratio[2]	40.8%	40.2%	42.7%	+186	bp	-64	bp
Volumes per branch (Ch$mn)[3]	123,138	117,590	110,363	11.6%		4.7%
Volumes per employee (Ch$mn)[4]	4,283	4,309	4,219	1.5%		(0.6%)
YTD Cost / Assets[5]	2.0%	1.9%	1.9%

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Loans + deposits over total branches.

4. Loans + deposits over total employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 0.8% YoY and 1.2% QoQ in 4Q17. On a YoY basis, the slight increase in personnel expenses was mainly due to the rise in salaries as they are adjusted according to CPI inflation. However this has been partially offset by a 2.5% decrease in total headcount in the last twelve months. The QoQ rise in personnel expenses was mainly due to a higher level of severance expenses in 4Q17.

Administrative expenses increased 0.5% YoY and decreased 1.4% QoQ in 4Q17. The stable costs are explained by efficiencies obtained through the optimization of our branch network and expenditure on the development and launch of new initiatives. During 2017, we finished closing all of the Banefe branches and accelerated the pace of openings of our new WorkCafé format that is significantly more productive than a traditional branch. As of December we had 20 WorkCafé branches compared with 9 in September 2017. In total, in the last twelve months, 11.3% of the Bank’s branch network was closed. At the same time we launched Santander Life and incremented marketing costs to promote this new line of products. The Bank also continued to remove money losing ATMs, eliminating 28.5% of them in 2017. While this reduced ATM fee income, it is already producing cost savings. During 2017, expenses related to transporting cash and security fell by 17.7%.

Amortization expenses increased 18.8% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

Other operating income, net & corporate tax

Other operating income, net, totaled an expense of Ch$ 4,119 million in 4Q17. As a reminder there was an extraordinary income in the third quarter of Ch$20.8bn due to the sale of repossessed assets by Bansa S.A., a company that is consolidated by the Bank due to control, but not ownership. For the purposes of consolidation, this one-time income formed part of the net income, but had no impact on net income attributable to shareholders or shareholders’ equity. The 331% YoY increase in other operating income was mainly due to higher income from the reversal of non-credit provisions for contingencies.

  Other operating income, net and corporate tax

(Ch$ Million)

	Quarter			Change%
	4Q17	3Q17	4Q16	4Q17 / 4Q16	4Q17 / 3Q17
Other operating income	19,224	38,871	4,456	331.4%	(50.5%)
Other operating expenses	(23,343)	(18,673)	(20,326)	14.8%	25.0%
Other operating income, net	(4,119)	20,198	(15,870)	(74.0%)	—%
Income from investments in associates and other companies	1,009	1,349	764	32.1%	(25.2%)
Income tax income (expense)	(37,991)	(37,271)	(27,126)	40.1%	1.9%
Effective income tax rate	22.6%	19.6%	19.9%

Income tax expenses in 4Q17 totaled Ch$37,991 million, an increase of 1.9% QoQ and 40.1% YoY. The effective tax rate in 12M17 reached 19.9% compared to 18.4% in 12M16. The rise in the effective tax rate was mainly due to: (i) the higher statutory tax rate. The statutory corporate tax rate in 2017 increased to 25.5% compared to 24% in 2016 and; (ii) the lower CPI inflation rate in 12M17 (2.3%) compared to 12M16 (+2.7%), which results in a lower price level restatement charge to taxable income, since for tax purposes the Bank must readjust its capital for inflation; (iii) income tax includes tax recognized over the one-time gain recognized by Bansa S.A. which as mentioned before is attributable to minority interest and not shareholders. In 2018, the statutory corporate tax rate will rise to 27%, therefore, our effective income tax rate should rise 1.5%-2.0% in 2018.

  YTD income tax1

(Ch$ Million)

			Change%
	12M17	12M16	12M17 / 12M16
Net income before tax	720,876	581,836	23.9%
Price level restatement of capital[2]	(23,401)	(32,817)	(28.7%)
Net income before tax adjusted for price level restatement	697,475	549,020	27.0%
Statutory Tax rate	25.5%	24.0%	+150	bp
Income tax expense at Statutory rate	(183,823)	(139,641)	31.6%
Tax benefits[3]	40,210	32,521	23.6%
Income tax	(143,613)	(107,120)	34.1%
Effective tax rate	19.9%	18.4%	+150	bp

1. This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	Aa3
Commercial Paper	P-1
Outlook	Negative

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 7: Share performance

As of December 31, 2017

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2016)

ADR price (US$) 12M17

12/31/17:	31.27
Maximum (12M17):	32.06
Minimum (12M17):	21.36

Market Capitalization: US$14,732 million

P/E 12month trailing*:	16.8
P/BV (12/31/17)**:	3.0
Dividend yield***:	4.5%

* Price as of December 31, 2017 / 12mth. earnings

** Price as of December 31, 2017/Book value as of 12/31/17

***Based on closing price on record date of last dividend payment.

Average daily traded volumes 12M17

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2016)

Local share price (Ch$) 12M17

12/31/17:	48.19
Maximum (12M17):	50.65
Minimum (12M17):	34.65

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%

Annex 1: Balance sheet

  Unaudited Balance Sheet

	Dec-17	Dec-17	Dec-16	Dec-17/Dec16
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,355,389	1,452,922	2,279,389	(36.3%)
Cash items in process of collection	1,083,156	668,145	495,283	34.9%
Trading investments	787,446	485,736	396,987	22.4%
Investments under resale agreements	—	—	6,736	—%
Financial derivative contracts	3,629,159	2,238,647	2,500,782	(10.5%)
Interbank loans, net	263,596	162,599	272,635	(40.4%)
Loans and account receivables from customers, net	43,361,501	26,747,542	26,113,485	2.4%
Available for sale investments	4,173,699	2,574,546	3,388,906	(24.0%)
Held-to-maturity investments	—	—	—	—%
Investments in associates and other companies	44,719	27,585	23,780	16.0%
Intangible assets	102,487	63,219	58,085	8.8%
Property, plant and equipment	393,203	242,547	257,379	(5.8%)
Current taxes	—	—	—	—%
Deferred taxes	625,124	385,608	372,699	3.5%
Other assets	1,224,258	755,183	840,499	(10.2%)
Total Assets	58,043,737	35,804,279	37,006,645	(3.2%)

Deposits and other demand liabilities	12,593,282	7,768,166	7,539,315	3.0%
Cash items in process of being cleared	789,051	486,726	288,473	68.7%
Obligations under repurchase agreements	434,564	268,061	212,437	26.2%
Time deposits and other time liabilities	19,314,169	11,913,945	13,151,709	(9.4%)
Financial derivatives contracts	3,468,409	2,139,488	2,292,161	(6.7%)
Interbank borrowings	2,753,274	1,698,357	1,916,368	(11.4%)
Issued debt instruments	11,499,802	7,093,653	7,326,372	(3.2%)
Other financial liabilities	392,364	242,030	240,016	0.8%
Current taxes	10,432	6,435	29,294	(78.0%)
Deferred taxes	15,665	9,663	7,686	25.7%
Provisions	525,783	324,329	308,982	5.0%
Other liabilities	1,208,338	745,363	795,785	(6.3%)
Total Liabilities	53,005,133	32,696,216	34,108,598	(4.1%)

Equity
Capital	1,444,927	891,303	891,303	—%
Reserves	2,888,576	1,781,818	1,640,112	8.6%
Valuation adjustments	(3,748)	(2,312)	6,640	—%
Retained Earnings:
Retained earnings from prior years	—	—	—	—%
Income for the period	915,644	564,815	472,351	19.6%
Minus: Provision for mandatory dividends	(274,693)	(169,444)	(141,700)	19.6%
Total Shareholders' Equity	4,970,706	3,066,180	2,868,706	6.9%
Non-controlling interest	67,898	41,883	29,341	42.7%
Total Equity	5,038,604	3,108,063	2,898,047	7.2%
Total Liabilities and Equity	58,043,737	35,804,279	37,006,645	(3.2%)

1. The exchange rate used to calculate the figures in dollars was Ch$616.85 / US$1

Annex 2: YTD income statements

  Unaudited YTD Income Statement

	Dec-17	Dec-17	Dec-16	Dec-17/Dec-16
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	3,337,028	2,058,446	2,137,044	(3.7%)
Interest expense	(1,186,277)	(731,755)	(855,678)	(14.5%)
Net interest income	2,150,751	1,326,691	1,281,366	3.5%
Fee and commission income	738,523	455,558	431,184	5.7%
Fee and commission expense	(286,123)	(176,495)	(176,760)	(0.1%)
Net fee and commission income	452,400	279,063	254,424	9.7%
Net income (expense) from financial operations	4,533	2,796	(367,034)	(100.8%)
Net foreign exchange gain	205,813	126,956	507,392	(75.0%)
Total financial transactions, net	210,346	129,752	140,358	(7.6%)
Other operating income	141,303	87,163	18,299	376.3%
Net operating profit before provisions for loan losses	2,954,801	1,822,669	1,694,447	7.6%
Provision for loan losses	(485,053)	(299,205)	(343,286)	(12.8%)
Net operating profit	2,469,748	1,523,464	1,351,161	12.8%
Personnel salaries and expenses	(643,539)	(396,967)	(395,133)	0.5%
Administrative expenses	(373,029)	(230,103)	(226,413)	1.6%
Depreciation and amortization	(126,162)	(77,823)	(65,359)	19.1%
Op. expenses excl. Impairment and Other operating expenses	(1,142,730)	(704,893)	(686,905)	2.6%
Impairment of property, plant and equipment	(9,150)	(5,644)	(234)	2312.0%
Other operating expenses	(155,652)	(96,014)	(85,198)	12.7%
Total operating expenses	(1,307,532)	(806,551)	(772,337)	4.4%
Operating income	1,162,216	716,913	578,824	23.9%
Income from investments in associates and other companies	6,425	3,963	3,012	31.6%
Income before tax	1,168,641	720,876	581,836	23.9%
Income tax expense	(232,817)	(143,613)	(107,120)	34.1%
Net income from ordinary activities	935,824	577,263	474,716	21.6%
Net income discontinued operations	—	—	—	—%
Net income attributable to:
Non-controlling interest	20,180	12,448	2,365	426.3%
Net income attributable to equity holders of the Bank	915,644	564,815	472,351	19.6%

1. The exchange rate used to calculate the figures in dollars was Ch$616.85 / US$1

Annex 3: Quarterly income statements

  Unaudited Quarterly Income Statement

	4Q17	4Q17	3Q17	4Q16	4Q17/4Q16	4Q17/3Q17
	US$ Ths[1]	Ch$ Million			% Chg.
Interest income	849,962	524,299	459,304	526,330	(0.4%)	14.2%
Interest expense	(288,235)	(177,798)	(141,723)	(209,681)	(15.2%)	25.5%
Net interest income	561,727	346,501	317,581	316,649	9.4%	9.1%
Fee and commission income	182,067	112,308	112,388	112,187	0.1%	(0.1%)
Fee and commission expense	(74,585)	(46,008)	(44,286)	(49,050)	(6.2%)	3.9%
Net fee and commission income	107,482	66,300	68,102	63,137	5.0%	(2.6%)
Net income (expense) from financial operations	(81,279)	(50,137)	48,034	(74,850)	(33.0%)	—%
Net foreign exchange gain	110,742	68,311	(8,593)	112,397	(39.2%)	—%
Total financial transactions, net	29,463	18,174	39,441	37,547	(51.6%)	(53.9%)
Other operating income	31,165	19,224	38,871	4,456	331.4%	(50.5%)
Net operating profit before provisions for loan losses	729,835	450,199	463,995	421,789	6.7%	(3.0%)
Provision for loan losses	(124,512)	(76,805)	(72,028)	(87,713)	(12.4%)	6.6%
Net operating profit	605,324	373,394	391,967	334,076	11.8%	(4.7%)
Personnel salaries and expenses	(165,496)	(102,086)	(100,855)	(101,306)	0.8%	1.2%
Administrative expenses	(94,355)	(58,203)	(59,035)	(57,898)	0.5%	(1.4%)
Depreciation and amortization	(36,241)	(22,355)	(19,068)	(18,812)	18.8%	17.2%
Op. expenses excl. Impairment and Other operating expenses	(296,091)	(182,644)	(178,958)	(178,016)	2.6%	2.1%
Impairment of property, plant and equipment	—	—	(5,295)	(139)	—%	—%
Other operating expenses	(37,842)	(23,343)	(18,673)	(20,326)	14.8%	25.0%
Total operating expenses	(333,934)	(205,987)	(202,926)	(198,481)	3.8%	1.5%
Operating income	271,390	167,407	189,041	135,595	23.5%	(11.4%)
Income from investments in associates and other companies	1,636	1,009	1,349	764	32.1%	(25.2%)
Income before tax	273,026	168,416	190,390	136,359	23.5%	(11.5%)
Income tax expense	(61,589)	(37,991)	(37,271)	(27,126)	40.1%	1.9%
Net income from ordinary activities	211,437	130,425	153,119	109,233	19.4%	(14.8%)
Net income discontinued operations	—	—	—	—
Net income attributable to:
Non-controlling interest	(6,895)	(4,253)	15,793	600	—%	—%
Net income attributable to equity holders of the Bank	218,332	134,678	137,326	108,633	24.0%	(1.9%)

1. The exchange rate used to calculate the figures in dollars was Ch$616.85/ US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)

Loans	Dec-16	Mar-17	Jun-17	Sept-17	Dec-17
Consumer loans	4,446,803	4,502,447	4,469,821	4,477,196	4,557,692
Residential mortgage loans	8,619,356	8,747,324	8,861,371	8,935,539	9,096,895
Commercial loans	13,867,465	13,850,836	13,589,218	14,070,635	13,908,642
Interbank loans	272,807	352,044	235,614	278,215	162,685
Total loans (including interbank)	27,206,431	27,452,650	27,156,024	27,761,585	27,725,914
Allowance for loan losses	(820,311)	(806,005)	(799,442)	(809,021)	(815,773)
Total loans, net of allowances	26,386,120	26,646,646	26,356,582	26,952,564	26,910,141

Deposits
Demand deposits	7,539,315	7,408,618	7,195,893	7,270,501	7,768,166
Time deposits	13,151,709	12,700,210	12,059,284	12,591,871	11,913,945
Total deposits	20,691,024	20,108,828	19,255,177	19,862,372	19,682,111
Mutual funds (Off balance sheet)	5,026,068	5,489,733	5,562,941	5,524,308	5,056,892
Total customer funds	25,717,092	25,598,561	24,818,118	25,386,680	24,739,003
Loans / Deposits[1]	92.1%	95.7%	100.3%	101.0%	100.7%

Average balances
Avg. interest earning assets	29,901,910	30,381,349	29,917,800	29,572,180	30,028,486
Avg. Loans	26,777,264	27,246,674	27,036,649	27,149,550	27,506,354
Avg. assets	36,163,077	36,629,695	35,860,060	35,124,476	35,414,483
Avg. demand deposits	7,094,735	7,370,951	7,451,784	7,224,320	7,447,208
Avg equity	2,833,913	2,914,173	2,887,236	2,926,402	3,018,905
Avg. free funds	9,928,649	10,285,124	10,339,020	10,150,722	10,466,113

Capitalization
Risk weighted assets	27,237,835	27,492,643	27.133.274	27,863,424	27,911,834
Tier I (Shareholders' equity)	2,868,706	2,968,491	2,895,250	2,971,938	3,066,180
Tier II	789,001	792,549	799,032	814,651	815,072
Regulatory capital	3,657,707	3,761,040	3,694,282	3,786,590	3,881,252
Tier I ratio	10.5%	10.8%	10.7%	10.7%	11.0%
BIS ratio	13.4%	13.7%	13.6%	13.6%	13.9%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.2%	4.2%	4.6%	4.3%	4.6%
Client NIM[3]	4.8%	4.8%	5.0%	5.0%	4.8%
Efficiency ratio[4]	44.3%	40.0%	40.4%	40.2%	42.8%
Costs / assets[5]	1.9%	1.8%	1.9%	2.0%	2.1%
Avg. Demand deposits / interest earning assets	23.7%	24.3%	24.9%	24.4%	24.8%
Return on avg. equity	15.3%	19.5%	20.8%	18.8%	17.8%
Return on avg. assets	1.2%	1.6%	1.6%	1.6%	1.5%
Return on RWA	1.6%	2.1%	2.2%	2.0%	1.9%

(Ch$ millions)

	Dec-16	Mar-17	Jun-17	Sept-17	Dec-17
Asset quality
Impaired loans[6]	1,615,441	1,667,145	1,705,257	1,788,049	1,803,173
Non-performing loans (NPLs) [7]	564,131	594,855	587,107	589,580	633,461
Past due loans[8]	324,312	330,207	260,830	267,873	268,045
Loan loss reserves	820,311	806,005	799,442	809,021	815,773
Impaired loans / total loans	5.9%	6.1%	6.3%	6.4%	6,5%
NPLs / total loans	2.1%	2.2%	2.2%	2.1%	2.3%
PDL / total loans	1.2%	1.2%	0.96%	0.96%	0.97%
Coverage of NPLs (Loan loss allowance / NPLs)	145.4%	135.5%	136.2%	137.2%	128.8%
Coverage of PDLs (Loan loss allowance / PDLs)	252.9%	244.1%	306.5%	302.0%	304.3%
Risk index (Loan loss allowances / Loans) [9]	3.0%	2.9%	2.9%	2.9%	2.9%
Cost of credit (prov expense annualized / avg. loans)	1.3%	1.1%	1.1%	1.1%	1.1%

Network
Branches	434	415	406	405	385
ATMs	1,295	1,288	1,059	937	926
Employees	11,354	11,229	11,068	11,052	11,068

Market information (period-end)
Net income per share (Ch$)	0.58	0.76	0.80	0.73	0.71
Net income per ADR (US$)	0.35	0.46	0.48	0.46	0.46
Stock price	37.26	41.37	42.24	47.59	48.19
ADR price	21.87	25.08	25.41	29.71	31.27
Market capitalization (US$mn)	10,303	11,816	11,971	13,997	14,732
Shares outstanding	188,446.1	188,446.1	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471

Other Data
Quarterly inflation rate[10]	0.5%	0.5%	0.7%	-0.03%	0.5%
Central Bank monetary policy reference rate (nominal)	3.50%	3.00%	2.50%	2.50%	2.5%
Observed Exchange rate (Ch$/US$) (period-end)	660.00	662.66	663.80	639.15	616.85

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Client NIM = Net interest income from reporting segments annualized over average loans

4. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

5. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

7. Capital + future interest of all loans with one installment 90 days or more overdue.

8. Total installments plus lines of credit more than 90 days overdue.

9. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

10. Calculated using the variation of the Unidad de Fomento (UF) in the period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 9, 2018